Exhibit 99.1

For Immediate Release
Just Energy Group Announces Favorable Renegotiation of Credit Facility

 Company Increases Capacity, Lengthens Term and Improves Rate

Toronto, Ontario; Houston, TX, September 1, 2015: Just Energy Group Inc., (TSX:JE; NYSE:JE) an energy management solutions provider specializing in electricity, natural gas, solar and green energy, is pleased to confirm the company has renegotiated an agreement with a syndicate of lenders which includes long-time lender, Canadian Imperial Bank of Commerce, as Administrative Agent along with current lender National Bank of Canada as Co-Lead Arrangers and Joint Book Runners. The agreement extends Just Energy’s credit facility for an additional three years to September 1, 2018.  The line has been set at $277.5 million with an accordion for Just Energy to draw up to $350 million.

“We are extremely pleased with the agreement reached with a number of our traditional banking partners and the addition of new partners,” says Deb Merril, Co-Chief Executive Officer of Just Energy. “The Board and management team have taken swift action over the past year to place the Company on secure financial footing which has now allowed the Company to access the credit markets and secure increased capacity, a longer term arrangement and favorable rates. Securing the new credit facility validates our Company’s strong business model and long-term outlook, and reflects strong lender confidence in Just Energy while providing the Company with increased financial flexibility to support our growth strategy, which focuses on new geographies, innovative products that meet customers' changing demands, and new energy management solutions that will continue to disrupt the traditional utility model.”

“The new facility, combined with strong earnings and cash flow generation, exceeds our working capital liquidity needs and our expected growth investment requirements for the next three years,” added Pat McCullough, Just Energy’s CFO. “Debt reduction remains a clear priority for Just Energy. Over the past year, we have reduced our debt by $359.7 million, or 34.7%. While much has been accomplished to improve the overall balance sheet and debt position, management feels there's more that can be done. Securing the favorable credit facility was the next step in a logical, financially prudent plan to further reduce debt. We are now positioned to unlock non-core asset divestiture proceeds to be utilized for certain debt restructuring and to continue supporting our annual dividend commitment to our shareholders.”

About Just Energy Group Inc.:
Established in 1997, Just Energy (NYSE:JE, TSX:JE) is an energy management solutions provider specializing in electricity, natural gas, solar and green energy. With offices located across the United States, Canada, and the United Kingdom, Just Energy serves close to two million residential and commercial customers. The company offers a wide range of energy products and home energy management services including long-term fixed-price, variable price, and flat bill programs, smart thermostats, and residential solar panel installations. Just Energy Group Inc. is the parent company of Amigo Energy, Commerce Energy, Green Star Energy, Hudson Energy, JE Solar, Tara Energy and TerraPass. Visit justenergygroup.com to learn more.

FORWARD-LOOKING STATEMENTS
Just Energy's press releases may contain forward-looking statements including statements pertaining to customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, general and administrative expenses, dividends, distributable cash and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

###

Media Contact:

Al Shulman
Vice President, Marketing
Just Energy
Tel: 905.670.4440 x74469
ashulman@justenergy.com

Investor Contact:

Patrick McCullough
Chief Financial Officer
Just Energy
713-933-0895
pmccullough@justenergy.comor

Michael Cummings
Investor Relations
Alpha IR
617-982-0475
michael.cummings@alpha-ir.com